# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kestrel Group Ltd, CIK 0002055116
CUSIP: G5260K102
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: 11 BERMUDIANA ROAD, SUITE 1141, PEMBROKE, Bermuda (D0), HM 08
Date of event which requires filing of this statement: 03/18/2026
Filed by CIK 0001632716
Persons authorized to receive notices and communications: Bradford Luke Ledbetter, 305 Camp Craft Road, Suite 550, Austin, Texas (TX), 78746, (469) 423-2763

## Reporting persons
- LEDBETTER BRADFORD LUKE (CIK 0001632716): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 133,039; shared voting power 905,882; sole dispositive power 133,039; shared dispositive power 905,882; aggregate amount beneficially owned 1,038,921 (13.1% of the class)
- Bradford Luke Ledbetter 2006 Grantor Trust No. 2: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 452,941; sole dispositive power 0; shared dispositive power 452,941; aggregate amount beneficially owned 452,941 (5.8% of the class)
- Shari Ann Ledbetter Irrevocable 2019 Trust: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 452,941; sole dispositive power 0; shared dispositive power 452,941; aggregate amount beneficially owned 452,941 (5.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.01 per share
Name of issuer: Kestrel Group Ltd
Address of issuer's principal executive offices: 11 BERMUDIANA ROAD, SUITE 1141, PEMBROKE, Bermuda (D0), HM 08
Comment:
Pursuant to Rule 13d-2 under the Act, as amended, this Amendment No. 1 to the Schedule 13D (this "Amendment No. 1") amends certain items of the Schedule 13D filed with the Securities and Exchange Commission on June 3, 2025 (the "Original Schedule 13D" and, together with this Amendment No. 1, the "Schedule 13D") relating to the common shares, par value $0.01 per share (the "Common Shares"), of Kestrel Group, Ltd (formerly known as Ranger Bermuda Topco Ltd), a Bermuda exempted company limited by shares (the "Issuer"). The address of the Issuer's principal executive offices is 11 Bermudiana Road, Suite 1141, Pembroke HM 08, Bermuda.

The Original Schedule 13D was filed by Kestrel Intermediate Ledbetter Holdings LLC (CIK: 0002069757) and included Bradford Luke Ledbetter, Terry Lee Ledbetter, Reta Laurie Ledbetter, Terry Lee Ledbetter and Reta Laurie Ledbetter 2000 Revocable Trust, Bradford Luke Ledbetter 2006 Grantor Trust No. 2, and Shari Ann Ledbetter Irrevocable 2019 Trust as additional reporting persons. Beginning with this Amendment No. 1, Bradford Luke Ledbetter, Bradford Luke Ledbetter 2006 Grantor Trust No. 2, and Shari Ann Ledbetter Irrevocable 2019 Trust are filing separately on Schedule 13D from Terry Lee Ledbetter, Reta Laurie Ledbetter, and Terry Lee Ledbetter and Reta Laurie Ledbetter 2000 Revocable Trust. Also beginning with this Amendment No. 1, Kestrel Intermediate Ledbetter Holdings LLC will no longer be a reporting person on either Schedule 13D.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being jointly filed by Bradford Luke Ledbetter, Bradford Luke Ledbetter 2006 Grantor Trust No. 2, and Shari Ann Ledbetter Irrevocable 2019 Trust (collectively, the "Reporting Persons" and each, a "Reporting Person"). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The principal business office for each of the Reporting Persons is 305 Camp Craft Road, Suite 550, Austin, Texas 78746.
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Bradford Luke Ledbetter is the Chief Executive Officer of Kestrel Group Ltd and serves as trustee of Bradford Luke Ledbetter 2006 Grantor Trust No. 2 and Shari Ann Ledbetter Irrevocable 2019 Trust.
Criminal convictions in the last five years:
Item 2(d) of the Schedule 13D is hereby restated in its entirety as follows:

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby restated in its entirety as follows:

During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Bradford Luke Ledbetter is a citizen of the United States. Each of Bradford Luke Ledbetter 2006 Grantor Trust No. 2 and Shari Ann Ledbetter Irrevocable 2019 Trust is a Texas trust.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 9, 2026, KILH effected a pro-rata distribution in-kind of all of its 1,811,764 Common Shares (the "Distribution"). As a result, each of Bradford Luke Ledbetter 2006 Grantor Trust No. 2 and Shari Ann Ledbetter Irrevocable 2019 Trust received 452,941 Common Shares, representing each of its 25% interest in KILH, and Terry Lee Ledbetter and Reta Laurie Ledbetter 2000 Revocable Trust, which now files Schedule 13D separately, received 905,882 Common Shares, representing its 50% interest in KILH. As a result of the Distribution, KILH no longer beneficially owns any Common Shares, and accordingly is no longer subject to the reporting requirements under Section 13(d) of the Act. The Distribution reflected a change in form of beneficial ownership, only, for each of the Reporting Persons, each of whom had previously reported their indirect beneficial ownership in the Common Shares representing their pro-rata ownership interests in KILH.

Bradford Luke Ledbetter beneficially owns Common Shares directly and through his role as trustee of each of Bradford Luke Ledbetter 2006 Grantor Trust No. 2 and Shari Ann Ledbetter Irrevocable 2019 Trust.

On March 18, 2026, Bradford Luke Ledbetter received an aggregate 145,788 restricted Common Shares in two separate awards: (1) 48,596 restricted Common Shares that vest in substantially equal installments on the first three anniversaries of the date of grant and (2) 97,192 restricted Common Shares that vest in substantially equal installments with the first installment vested on the date of grant and the remaining installments vesting on the first two anniversaries of the date of grant.

On March 18, 2026, in connection with the vesting of 32,398 restricted Common Shares, 12,749 Common Shares were withheld by the Issuer to satisfy tax withholding obligations due upon settlement of such restricted Common Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

See rows 11 and 13 of each of the cover pages.

The percentages of the Common Shares outstanding are based upon 7,811,252 Common Shares outstanding as of March 20, 2026, based on information received from the Issuer, and, for Bradford Luke Ledbetter, the aggregate 113,390 restricted Common Shares deemed outstanding upon vesting, which Common Shares are added to the total Common Shares outstanding for purposes of calculating Bradford Luke Ledbetter's beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

See rows 7 through 11 of each of the cover pages.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 1 is incorporated by reference herein.

Except as reported in this Amendment No. 1, none of the Reporting Persons has effected any transactions in the Common Shares within the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and supplemented as follows:

On March 9, 2026, following the Distribution, KILH ceased to be the beneficial owner of more than five percent of the Common Shares outstanding.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 7 of this Amendment No. 1 is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 6 Joint Filing Agreement

## Signatures
- LEDBETTER BRADFORD LUKE: /s/ Bradford Luke Ledbetter, Bradford Luke Ledbetter (03/20/2026)
- Bradford Luke Ledbetter 2006 Grantor Trust No. 2: /s/ Bradford Luke Ledbetter, Bradford Luke Ledbetter/Trustee (03/20/2026)
- Shari Ann Ledbetter Irrevocable 2019 Trust: /s/ Bradford Luke Ledbetter, Bradford Luke Ledbetter/Trustee (03/20/2026)